July 18, 2022

Securities and Exchange Commission
Division of Corporation Finance

Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Tracey Houser

Sasha Parikh

Joshua Gorsky

Christine Westbrook

Re:	PaxMedica, Inc. Amendment No. 8 to Registration Statement on Form S-1 Filed June 10, 2022 File No. 333-239676

Ladies and Gentlemen,

On behalf of our client, PaxMedica, Inc. (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated July 6, 2022 (the “Comment Letter”).  In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing Amendment No. 9 to the Registration Statement on Form S-1 (the “Amended Registration Statement”) together with this response letter.  The Amended Registration Statement also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter.  The responses and information below are based on information provided to us by the Company.  For convenience, the Staff’s comments are repeated below in bold type, followed by the Company’s response to the comments as well as a summary of the responsive actions taken.  We have included page numbers to refer to the location in the Amended Registration Statement submitted herewith where the revised language addressing a particular comment appears.  Capitalized terms used but not defined herein are used herein as defined in the Amended Registration Statement.

Registration Statement on Form S-1, filed June 10, 2022

Use of Proceeds, page 49

1.            We note your response to prior comment 6 and your revised disclosure on page 49. We reissue our comment in part. Please specifically disclose how far you expect the proceeds from the offering to allow you to proceed it the development of PAX-101 for the indications specified.

Response: The Company respectfully advises the Staff that it has revised disclosure on page 49 of the Amended Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 55

2.            Please revise to include a discussion and analysis of your results of operations and liquidity for the annual periods presented in a similar manner that you provided for your most recent interim periods. Refer to Instruction 1 to Item 303(b) of Regulation S-K for guidance.

Response: The Company respectfully advises the Staff that it has revised disclosure on pages 59, 60 and 61 of the Amended Registration Statement.

3.            Please expand your discussion and analysis of other income (expenses), net to discuss the material factors impacting the change in fair value of the SAFE investment and also the warrant liability. To the extent that more than one factor materially impacted the estimated fair value of each of these instruments, quantify the extent to which each factor impacted the estimated fair value.

Response: The Company respectfully advises the Staff that it has revised disclosure on page 59 of the Amended Registration Statement.

Security Ownership of Certain Beneficial Owners and Management, page 100

4.            Please revise your disclose to identify the natural person(s) who have sole or shared voting or investment power for the securities beneficially owned by Blue Cane Partners, LLC. Please also include an address associated with Blue Cane Partners, LLC. For reference, please refer to Item 403 of Regulation S-K.

Response: The Company respectfully advises the Staff that it has revised disclosure on page 102 of the Amended Registration Statement.

Note 2. Significant accounting policies

Loss Per Share, page F-11

5.            We note your response to comment 11. Please expand your disclosures to state how you calculated the number of shares to be issued in connection with the SAFE investments as of December 31, 2021. Also address this comment for your interim financial statements. As part of your response, please provide us with the per share amount used to determine the number of shares associated with the SAFE investment and your basis for such share amount used, including the outstanding shares by type for each period presented.

Response: The Company respectfully advises the Staff that it has revised disclosure on pages F-12 and F-33 of the Amended Registration Statement.

Note 2. Significant accounting policies

Income/(Loss) Per Share, page F-31

6.            We note that the SAFE investor has a right to participate in dividends. We also note that you allocated a portion of net income recognized for the March 31, 2022 quarter to unvested restricted stock unites issued. Please tell us your consideration of the guidance in ASC 260-10-45-59A through 45-63 for the identification of participating securities and the use of the two-class method. Also, consider revising your accounting policy to address this matter accordingly.

Response: The Company respectfully advises the Staff that it has revised its calculation of basic earnings per share to reflect the allocation of undistributed earnings to securities meeting the definition of a participating security in accordance with ASC 260-10-20. In addition, the Company respectively advises the Staff that it has restated its calculation of basic and dilutive earnings per share.

Furthermore, the Company respectfully advises the Staff that it has revised disclosure on the Company’s accounting policy on page F-32 of the Amended Registration Statement.

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Please contact the undersigned at (212) 641-5626 if you have any questions regarding the foregoing.

Sincerely,

/s/ Anna Tomczyk

Anna Tomczyk, Esq., Dechert LLP

cc: Howard Weisman

cc: David S. Rosenthal, Esq., Dechert LLP